UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No.2)*

Under the Securities Exchange Act of 1934

Confluent, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

20717M103
(CUSIP Number)

Altimeter Capital Management, LP, One International Place, Suite 4610, Boston, MA 02110
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---

1. NAMES OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

   Altimeter Capital Management, LP

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (see instructions)
   (a) ☐
   (b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER
	-0- shares
	6. SHARED VOTING POWER
	12,995,374
	7. SOLE DISPOSITIVE POWER
	-0- shares
	8. SHARED DISPOSITIVE POWER
	12,995,374

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   12,995,374

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions) ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.45%

12. TYPE OF REPORTING PERSON (see instructions)

    IA, PN

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Altimeter Capital Management General Partner, LLC	

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (see instructions)
   (a)   ☐
   (b)   ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0- shares
	6. SHARED VOTING POWER 12,995,374
	7. SOLE DISPOSITIVE POWER -0- shares
	8. SHARED DISPOSITIVE POWER 12,995,374

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   12,995,374

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (see instructions)   ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    8.45%

12. TYPE OF REPORTING PERSON (see instructions)

    OO

1. NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brad Gerstner	
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐	
3. SEC USE ONLY	
4. CITIZENSHIP OR PLACE OF ORGANIZATION Delaware	

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER -0- shares
	6. SHARED VOTING POWER 12,995,374
	7. SOLE DISPOSITIVE POWER -0- shares
	8. SHARED DISPOSITIVE POWER 12,995,374

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,995,374	
10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐	
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.45%	
12. TYPE OF REPORTING PERSON (see instructions) IN	

Item 1.

(a) **Name of Issuer**
Confluent, Inc. (the "Issuer")

(b) **Address of Issuer's Principal Executive Offices**
899 W. Evelyn Avenue, Mountain View, CA, 94041

Item 2.

(a) **Name of Person Filing**
This Amendment Filing to the Schedule 13G (this "Amendment Filing") is being filed on behalf of Altimeter Capital Management General Partner LLC (the "General Partner"), Altimeter Capital Management, LP (the "Investment Manager"), and Brad Gerstner, who are collectively referred to as the "Reporting Persons." Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. The General Partner is the sole general partner of the Investment Manager, which is the investment manager of the Fund. The Fund General Partner is the sole general partner of the Fund. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) **Address of the Principal Office or, if none, residence**
The principal business office of the Reporting Persons with respect to the shares reported hereunder is One International Place, Suite 4610, Boston, MA 02110.

(c) **Citizenship**
Each of the Investment Manager and the Fund are a Delaware limited partnership. Each of the General Partner and the Fund General Partner is a Delaware limited liability company. Mr. Gerstner is a United States citizen.

(d) **Title of Class of Securities**
Class A Common Stock, par value $0.00001 per share

(e) **CUSIP Number**
20717M103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

The beneficial ownership of each Reporting Person of shares of Common Stock ("Common Stock") as of December 31, 2022 is as follows: each of the General Partner (as the general partner of the Investment Manager), the Investment Manager (as the investment manager of the Fund), and Mr. Gerstner (as the sole managing principal of the General Partner, and the Investment Manager) beneficially owns 12,995,374 shares of Common Stock, representing approximately 8.45% of such class of security. All ownership percentages of the securities reported herein are based upon a total of 153,731,055 shares of Common Stock shares outstanding as of December 31, 2022.

Shares reported herein for the General Partner, the Investment Manager and Mr. Gerstner represent shares of Class A Common Stock beneficially owned and held of record by several private funds (collectively, the "Altimeter Entities") for which the Investment Manager serves as the investment manager. The General Partner serves as the sole general partner of the Investment Manager. Shares reported herein for Mr. Gerstner represent shares of Class A Common Stock beneficially owned and held of record by the Altimeter Entities. Mr. Gerstner is the sole managing principal of the General Partner, the Investment Manager and the Fund General Partner. Shares reported herein for the Fund General Partner represent shares of Class A Common Stock beneficially owned and held of record by the Fund.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)   **Amount beneficially owned:**
Altimeter Capital Management General Partner LLC – 12,995,374 shares
Altimeter Capital Management, LP – 12,995,374 shares
Brad Gerstner – 12,995,374 shares

(b)   **Percent of class:**
Altimeter Capital Management General Partner LLC – 8.45%
Altimeter Capital Management, LP –8.45%
Brad Gerstner – 8.45%

(c)   **Number of shares as to which the person has**:

(i)   **Sole power to vote or to direct the vote**
Altimeter Capital Management General Partner LLC -0-
Altimeter Capital Management, LP -0-
Brad Gerstner – 0-

(ii)   **Shared power to vote or to direct the vote**
Altimeter Capital Management General Partner LLC – 12,995,374 shares
Altimeter Capital Management, LP – 12,995,374 shares
Brad Gerstner – 12,995,374 shares

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits. Exhibit 99-1

Joint Filing Agreement, dated February 15, 2023, by and among the Reporting Persons.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2023

ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

By: /s/ Mara Davis

Mara Davis, Chief Compliance Officer

ALTIMETER CAPITAL MANAGEMENT, LP

By: /s/ Mara Davis

Mara Davis, Chief Compliance Officer

BRAD GERSTNER

By: /s/ Brad Gerstner

Brad Gerstner, individually

EXHIBIT I

JOINT FILING AGREEMENT

This Joint Filing Agreement dated February 15, 2023 is by and among Altimeter Capital Management General Partner LLC, a Delaware limited liability company, Altimeter Capital Management, LP, a Delaware limited partnership, and Brad Gerstner, an individual (the foregoing are collectively referred to herein as the "Filers"). Each of the Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of Class A Common Stock of Confluent, Inc., beneficially owned by them from time to time. Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Filers hereby agree to file a single statement on Schedule 13G (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule. This Joint Filing Agreement may be terminated by any of the Filers upon one week's prior written notice or such lesser period of notice as the Filers may mutually agree.

Executed and delivered as of the date first above written.

ALTIMETER CAPITAL MANAGEMENT GENERAL PARTNER LLC

By: /s/ Mara Davis

Mara Davis, Chief Compliance Officer

ALTIMETER CAPITAL MANAGEMENT, LP

By: /s/ Mara Davis

Mara Davis, Chief Compliance Officer

BRAD GERSTNER

By: /s/ Brad Gerstner

Brad Gerstner, individually